Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Selective Insurance Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8, dated May 1, 2014 of Selective Insurance Group, Inc. of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Selective Insurance Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Selective Insurance Group, Inc.

/s/ KPMG LLP

New York, New York
May 1, 2014